

Mail Stop 3233

June 20, 2016

Glenn J. Rufrano
Chief Executive Officer and President
Cole Office & Industrial REIT (CCIT III), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re:** **Cole Office & Industrial REIT (CCIT III), Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 27, 2016**
> **File No. 333-209128**

Dear Mr. Rufrano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2016 letter.

Prospectus Summary

Why are you offering two classes of your common stock…?

1. We note your disclosure on page 2 that Class T shareholders will pay approximately $.38 in distribution and stockholder fees over five years. Please tell us your basis for the assumptions used to calculate this amount. In addition, please revise to clarify that you are providing an estimated aggregate amount that a Class T shareholder will have to pay and that the maximum distribution and stockholder servicing fee may be greater than $.38 or advise.

2. We note your disclosure regarding the ongoing services that may be provided to Class T shareholders. Please revise to clarify whether all Class T shareholders will receive these

Glenn J. Rufrano
Cole Office & Industrial REIT (CCIT III), Inc.
June 20, 2016
Page 2

services and, as applicable, how a Class T shareholder will know which of these services is available to them.

3. We note your response to prior comment 3. Please explain to us how the transfer agent will track the total selling commissions and distribution and stockholder servicing fees paid by a Class T shareholder. Please also revise to clarify how the various triggers that cease payment of the servicing fees are different and how they will impact each other. In this regard, we note the difference between the 7% selling commissions and distribution and stockholder servicing fees and the 10% aggregate underwriting compensation that the transfer agent will use to determine whether a Class T shareholder will cease paying the servicing fee.

Prospectus Summary, page 12

4. We note your revised disclosure on page 12 that you may further diversify your portfolio by investing in mortgage, mezzanine, bridge and other loans and securities related to real estate. Please revise to provide your target allocation of such loans and securities.

Risk Factors, page 29

5. We note your response to prior comment 10 and the revised risk factor on page 40, which appears to describe generally the substantial fees to be paid to your advisor.   Please revise to include risk factor disclosure specifically addressing that the termination of your advisor may trigger an obligation to pay your advisor a subordinated performance fee.

Investment Objectives and Policies

Liquidity Opportunities, page 109

6. Please revise this section to state that you are never required to provide liquidity.

You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Seith K. Weiner
        Morris, Manning & Martin, LLP